UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE GYMBOREE CORPORATION

(Names of Subject Company)

GIRAFFE ACQUISITION CORPORATION

(Name of Filing Persons (Offeror))

a wholly-owned subsidiary of

GIRAFFE HOLDING, INC.

(Name of Filing Persons (Parent of Offeror))

BAIN CAPITAL FUND X, L.P.

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

403777105

(CUSIP Number of Class of Securities)

Giraffe Holding, Inc.

Giraffe Acquisition Corporation

c/o Bain Capital

111 Huntington Avenue

Boston, MA 02199

Attention: Jordan Hitch

(617) 516-2000

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

R. Newcomb Stillwell, Esq.

C. Todd Boes, Esq.

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

Phone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Giraffe Acquisition Corporation (the “Purchaser”), a wholly-owned subsidiary of Giraffe Holding, Inc. (the “Parent”), for all of the outstanding common stock of The Gymboree Corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated October 11, 2010, by and among the Parent, the Purchaser and the Company. The Parent and the Purchaser are affiliates of Bain Capital Fund X, L.P.

The tender offer for the outstanding common stock of the Company referred to in this press release has not yet commenced. This press release filed herewith is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company common stock will be made pursuant to an offer to purchase and related materials that the Purchaser intends to file with the Securities and Exchange Commission. At the time the offer is commenced the Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. Those materials will be sent free of charge to all stockholders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by the Purchaser. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by the Company by contacting the Company Investor Relations at 500 Howard Street, San Francisco, CA 94105, telephone number 415-278-7933 or investor_relations@gymboree.com.

Exhibit Index

Exhibit	Description

99.1	Press Release dated October 11, 2010